BATTLE FOWLER
                        A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
                                          280 PARK AVENUE
                                       NEW YORK, N.Y. 10017
                                          (212) 856-7000
                                           CABLE ADDRESS
                                           "COUNSELLOR"
                                             --------

                                           TELEX 127053
                                             --------

                                             FACSIMILE
                                          (212) 986-5135

                                    WRITER'S DIRECT DIAL NUMBER





                                         October 30, 1992



Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167

Gruntal & Co., Incorporated
14 Wall Street
New York, New York 10005


          Re:    Municipal Securities Trust,
                 Series 52 and Multi-state Series 41

Dear Sirs:

          You have asked for our opinion on the status, for Purposes of federal income tax, New York State franchise tax and New York City general corporation tax, of Municipal Securities Trust, Series 52 and Multi-State Series 41 (the "Trusts"), each of which is a trust created under the laws of the State of New York pursuant to Reference Trust Agreements (the "Agreements") both dated September 25, 1991, respectively, among Bear, Stearns & Co. Inc. and Gruntal & Co., Incorporated (collectively, the "Sponsor"), United States Trust Company of New York (the "Trustee") and Kenny S&P Evaluation Services.

          In rendering this opinion, we have examined the Agreements, the proposed form of final Prospectus relating to each Trust dated October 30, 1992 (the "Prospectus") and the documents referred to therein, among others, and we have relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. We have assumed

C/M  11939.0001 407401.1

Battle Fowler


that each Trust has been and will continue to be operated in accordance with its governing instrument.

          You have represented that all bonds acquired by the Trusts pursuant to the contracts of purchase described in the Prospectus (the "Bonds") were accompanied by copies of opinions of bond counsel to the issuing governmental authorities, given at the time of original delivery of the Bonds, to the effect that the interest thereon is currently exempt from regular federal income tax, but we have not made any review of the proceedings relating to the issuance of the Bonds or the bases for such opinions and express no opinion as to them, and neither the Trustee nor the Sponsor has made an independent examination or verification that the federal income tax status of the Bonds has not been altered since the time of the original delivery of those opinions.

          Based on the foregoing, it is our opinion that, under existing law:

          The Trusts are not associations taxable as corporations for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and income received by each Trust that consists of interest excludable from gross income under the Code will be excludable from the federal gross income of the Certificateholders (as defined in the Prospectus) of such Trust.

          Each Certificateholder of a Trust will be considered the owner of a pro rata portion of such Trust under Section 676(a) of the Code. Thus, each Certificateholder of a Trust will be considered to have received his pro rata share of Bond interest when it is received by such Trust, and the net income distributable to Certificateholders that is exempt from federal income tax when received by that Trust will constitute tax-exempt income when received by the Certificateholders.

          Gain (other than any earned original issue discount) realized on sale or redemption of the Bonds or on sale of a Unit is, however, includable in gross income for federal income tax purposes, generally as capital gain. (It should be noted in this connection that such gain does not include any amounts received in respect of accrued interest.) Such gain may be long or short-term depending on the facts and circumstances. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses of non-corporate Certificateholders may be deducted against ordinary income. A capital asset acquired on or after January 1, 1988 must be held for more than one year to

C/M  11939.0001 407401.1

Battle Fowler


qualify for long-term capital gain treatment. Long-term capital gains are taxed at the same rates applicable to ordinary income, although individuals who realize long-term capital gains will be subject to a maximum tax rate of 28% on such gain, rather than the "regular" maximum tax rate of 31%.

          Each Certificateholder of a Trust will realize taxable gain or loss when such Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity), as if the Certificateholder had directly disposed of his pro rata share of such Bond. The gain or loss is measured by the difference between (i) the tax cost of such pro rata share and (ii) the amount received therefor. For this purpose, a Certificateholder's tax cost for each Bond is determined by allocating the total tax cost of each Unit among all of the Bonds held in the Trust (in accordance with the portion of such Trust comprised by each Bond). In order to determine the amount of taxable gain or loss, the Certificateholder's amount received is similarly allocated at that time. The Certificateholder may exclude from the amount received any amounts that represent accrued interest or the earned portion of any original issue discount but may not exclude amounts attributable to market discount. Thus, when a Bond is disposed of by a Trust at a gain, taxable gain will equal the difference between (i) the amount received and (ii) the amount paid plus any original issue discount (limited, in the case of Bonds issued after June 8, 1980, to the portion earned from the date of acquisition to the date of disposition). No deduction is allowed for the amortization of bond premium on tax-exempt bonds such as the Bonds in computing regular federal income tax.

          Discount generally accrues based on the principle of compounding of accrued interest, not on a straight-line or ratable method, with the result that the amount of earned original issue discount is less in the earlier years and more in the later years of a bond term. The tax basis of a discount bond is increased by the amount of accrued, tax-exempt original issue discount thus determined. This method of calculation will produce higher capital gains (or lower losses) to a Certificateholder, as compared to the results produced by the straight-line method of accounting for original issue discount, upon an early disposition of a Bond by a Trust or of a Unit by a Certificateholder.

          A Certificateholder of a Trust may also realize taxable gain or loss when a Unit of such Trust is sold or redeemed. The amount received is allocated among all the Bonds in such Trust in the same manner as when the Trust disposes of Bonds and the

C/M  11939.0001 407401.1

Battle Fowler


Certificateholder may exclude accrued interest and the earned portion of any original issue discount (but not amounts attributable to market discount). The return of a Certificateholder's tax cost is otherwise a tax-free return of capital.

          A portion of social security benefits is includable in gross income for taxpayers whose "modified adjusted gross income" combined with 50% of their benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Interest on tax-exempt bonds is to be added to adjusted gross income for purposes of computing the amount of benefits that are includable in gross income and determining whether an individuals income exceeds the base amount above which a portion of the benefits would be subject to tax.

          Corporate Certificateholders are required to include in federal corporate alternative minimum tax 75 percent of the amount by which the adjusted current earnings (which will include tax-exempt interest) of the corporation exceed the alternative minimum taxable income (determined without regard to this item). Further, interest on the Bonds is includable in a 0.12% additional corporate minimum tax imposed by the Superfund Amendments and Reauthorization Act of 1986 for taxable years beginning before January 1, 1996. In addition, in certain cases, Subchapter S corporations with accumulated earnings and profits from Subchapter C years will be subject to a minimum tax on excess "passive investment income" which includes tax-exempt interest.

          The Trusts are not subject to the New York State Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Certificateholder of a Trust who is a New York resident, however, a pro rata portion of all or part of the income of such Trust, including the earned portion of original issue discount, will be treated as the income of the Certificateholder under the personal income tax laws of the State and City of New York. Similar treatment may apply in other states.

          The exemption of interest on municipal obligations for federal income tax purposes does not necessarily result in exemption under the income tax laws of any state or political subdivision. In general, municipal bond interest exempt from federal income tax is taxable income to residents of the State or City of New York under the tax laws of those jurisdictions unless the bonds are issued by the State of New York or one of its

C/M  11939.0001 407401.1

Battle Fowler


political subdivisions or by the Commonwealth of Puerto Rico or one of its political subdivisions. For corporations doing business in New York State, interest earned on state and municipal obligations that are exempt from federal income tax, including obligations of New York State, its political subdivisions and instrumentalities, must be included in calculating New York State entire net income for purposes of calculating New York State franchise (income) tax. The laws of the several states and local taxing authorities vary with respect to the taxation of such obligations and each Certificateholder is advised to consult his own tax advisor as to the tax consequences of his Certificates under state and local tax laws.

          In the case of certain of the Bonds that are "industrial revenue bonds" ("IRBs") or certain types of private activity bonds, you have informed us that the opinions of bond counsel to the respective issuing authorities indicate that interest on such Bonds is exempt from regular federal income tax. Interest on such Bonds will not be exempt from federal income tax, however, for any period during which such Bonds are held by a "substantial user" of the facilities financed by the proceeds of such Bonds or by a "related person" thereof within the meaning of the Code. Therefore, interest on any such Bonds allocable to a Certificateholder who is such a "substantial user" or "related person" thereof will not be tax-exempt. Furthermore, in the case of Bonds that qualify for the "small issue" exemption, the "small issue" exemption will not be available or will be lost if, at any time during the three-year period beginning on the later of the date the facilities are placed in service or the date of issue, all outstanding tax-exempt IRBs, together with a proportionate share of any present issue, of an owner or principal user (or related person) of the facilities exceeds $40,000,000. In the case of IRBs issued under the $10,000,000 "small issue" exemption, interest on such IRBs will become taxable if the face amount of the IRBs plus certain capital expenditures exceeds $10,000,000.

          In addition, a Bond can lose its tax-exempt status as a result of other subsequent but unforeseeable events, such as prohibited "arbitrage" activities by the issuer of the Bond or the failure of the Bond to continue to satisfy the conditions necessary for the interest thereon to be exempt from regular federal income tax. We have made no investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt IRBs, or the facilities themselves, and no assurance can be given that future events will not affect the tax-exempt status of the Bonds. In rendering this opinion we have relied upon your

C/M  11939.0001 407401.1

Battle Fowler


representation noted above concerning the opinions of bond counsel relating to any Bonds that are IRBs. Investors should consult their tax advisors for advice with respect to the effects of these provisions on their particular tax situation.

          Interest on indebtedness incurred or continued to purchase or carry the Units is not deductible for federal income tax purposes. In addition, under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Also, in the case of certain financial institutions that acquire Units, in general no deduction is allowed for interest expense allocable to such Units.

          The Tax Reform Act of 1986 (the "Act") resulted in many important changes to the federal income tax system, including a reduction in marginal tax rates, the elimination of preferential treatment for capital gains after 1987 (although the Revenue Reconciliation Act of 1990 has restored preferential treatment for capital gains in certain circumstances) and the elimination or reduction of many exclusions and deductions. Included in the Act are provisions relating to tax-exempt bonds that: (a) require tax-exempt interest on certain bonds to be included as an item of tax preference for purposes of the individual alternative minimum tax; (b) provide for a new volume cap in lieu of the prior-law private activity bond and qualified mortgage bond volume caps;
(c) place restrictions on arbitrage and advance refundings; (d) require that tax-exempt interest be shown on tax returns for taxable years beginning after 1986; (e) disallow 100% of deductions for interest expense allocable to tax-exempt obligations acquired by financial institutions; and (f) make certain technical modifications. The enactment of the Act may affect the character of the income that the Certificateholder receives. The Act significantly lowered individual and corporate income tax rates. In general, a lower overall rate of income taxation could make tax-exempt bonds less attractive to investors and could decrease the value of tax-exempt Bonds held by the Trusts.

          From time to time proposals have been introduced before Congress to restrict or eliminate the federal income tax exemption for interest on debt obligations similar to the Bonds in the Trusts, and it can be expected that similar proposals may be introduced in the future.


C/M  11939.0001 407401.1

Battle Fowler

          In a 1988 decision (South Carolina v. Baker), the U.S. Supreme Court held that the federal government may constitutionally require states to register bonds they issue and subject the interest on such bonds to federal income tax if not registered, and that there is no constitutional prohibition against the federal government's taxing the interest earned on state or other municipal bonds. The Supreme Court decision affirms the authority of the federal government to regulate and control bonds such as the Bonds in the Trust and to tax interest on such bonds in the future. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trusts in accordance with Section 103 of the Code.

          The opinions of bond counsel or special tax counsel to the issuing governmental authorities to the effect that interest on the Bonds is exempt from regular federal income tax may be limited to law existing at the time the Bonds were issued, and may not apply to the extent future changes in law, regulations or interpretations affect such Bonds. Investors are advised to consult their own tax advisors for advice with respect to the effect of any legislative changes.

          The material set forth under the section entitled "Tax Status" in the Prospectus is a fair summary of our opinion.

          We hereby consent to the filing of this opinion regarding the Tax Status of the Trusts as an exhibit to the Registration Statement and to the use of our name in the Registration Statement and in the Prospectus under the headings "Tax Status" and "Legal Opinions."

                                         Very truly yours,






C/M  11939.0001 407401.1